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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alliance Bankshares Corporation
(Name of Issuer)
Common Stock, $4 par value
(Title of Class of Securities)
018535 10 4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	018535 10 4	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
George S. Webb

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:[1,2,3]

NUMBER OF		As of 12/31/2006: 214,921 shares

SHARES	6	SHARED VOTING POWER:[1]
BENEFICIALLY
OWNED BY		As of 12/31/2006: 25,875 shares

EACH	7	SOLE DISPOSITIVE POWER:[1,2,3]
REPORTING
PERSON		As of 12/31/2006: 214,921 shares

WITH:	8	SHARED DISPOSITIVE POWER:[1]

As of 12/31/2006: 25,875 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:[1,2,3]

As of 12/31/2006: 240,796 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

As of 12/31/2006: 4.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1 All shares reported on this Schedule 13G have been adjusted to reflect the three-for-twenty stock split in the form of a 15% stock dividend distributed on June 30, 2006.
2 Includes 37,131 shares the reporting person had the right to acquire within 60 days of December 31, 2006.
3 Includes 34,415 shares owned by the reporting person’s spouse as of December 31, 2006. The reporting person has neither sole nor shared voting or dispositive power with respect to these shares.

CUSIP No.	018535 10 4	Page	3	of	5
Item 1
(a)	Name of Issuer

Alliance Bankshares Corporation

(b)	Address of Issuer’s Principal Executive Offices
14200 Park Meadow Drive #200
Chantilly, Virginia 20151
Item 2
(a)	Name of Person Filing

George S. Webb

(b)	Address of Principal Business Office, or, If None, Residence

c/o Alliance Bankshares 14200 Park Meadow Drive #200 Chantilly, Virginia 20151

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, $4 par value

(e)	CUSIP Number

018535 10 4
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)-(j): not applicable
Item 4. Ownership.
(a)	Amount beneficially owned:[1,2,3] As of 12/31/2006: 240,796 shares

(b)	Percent of class: As of 12/31/2006: 4.3%

CUSIP No.	018535 10 4	Page	4	of	5
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:[1,2,3] As of 12/31/2006: 214,921 shares

(ii)	Shared power to vote or to direct the vote:[1] As of 12/31/2006: 25,875 shares

(iii)	Sole power to dispose or to direct the disposition of:[1,2,3] As of 12/31/2006: 214,921 shares

(iv)	Shared power to dispose or to direct the disposition of:[1] As of 12/31/2006: 25,875 shares
Item 5. Ownership of Five Percent or Less of a Class
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the benefical owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not applicable.
Item 8. Identification and Classification of Member of the Group
          Not applicable.
Item 9. Notice of Dissolution of Group
          Not applicable.
Item 10. Certification
          Not applicable.

CUSIP No.	018535 10 4	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

/s/ George S. Webb
By Paul M. Harbolick, Jr., as attorney-in-fact